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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Niska		Niska Predecessor
		Year Ended March 31,				Period from May 12, 2006 to March 31, 2007
	Three Months Ended June 30, 2011
		2011	2010	2009	2008
	($ in thousands)
Earnings:
Net earnings (loss) before income taxes	$(835)	$27,403	$121,149	$96,949	$44,965	$41,358
Less: capitalized interest	(867)	(2,018)	(574)	—	—	—
Total earnings	(1,702)	25,385	120,575	96,949	44,965	41,358
Fixed Charges:
Interest and debt expense	$18,653	$77,007	$38,119	$53,486	$73,853	$60,188
Capitalized interest	867	2,018	574	—	—	—
Portion of rentals representing an interest factor	276	1,079	653	490	573	293
Total fixed charges	19,796	80,104	39,346	53,976	74,426	60,481
Earnings (deficit) available for (applied to) fixed charges	$18,094	$105,489	$159,921	$150,925	$119,391	$101,839
Ratio of earnings to fixed charges	— (1)	1.3x	4.1x	2.8x	1.6x	1.7x
Dollar amount of deficiency in earnings to fixed charges	$1,702	—	—	—	—	—

(1)
Ratio of earnings to fixed charges for this period was less than 1.0x.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES